Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

sliQue, Inc.
322 Karen Ave. #506
Las Vegas, NV 89109
https://databarn.com/

Up to $1,235,000.00 in Common Stock at $3.80
Minimum Target Amount: $9,997.80

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: sliQue, Inc.
Address: 322 Karen Ave. #506, Las Vegas, NV 89109
State of Incorporation: NV
Date Incorporated: September 22, 2022

Terms:

Equity

Offering Minimum: $9,997.80 | 2,631 shares of Common Stock
Offering Maximum: $1,235,000.00 | 325,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $3.80
Minimum Investment Amount (per investor): $497.80

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Loyalty Bonus | 50% Bonus Shares

If you are a predesignated community member of Slique Robotics, you are eligible for additional bonus shares. This includes previous investors, close customers, and friends and family of Slique Robotics.

Time-Based Perks

Early Bird 1: Invest $1,000 +within the first two weeks and receive 15% bonus shares.

Early Bird 2: Invest $5,000+ within the first two weeks and receive 20% bonus shares.

Early Bird 3: Invest $10,000+ within the first two weeks and receive 25% bonus shares.

Early Bird 4: Invest $20,000+ within the first two weeks and receive 30% bonus shares.

Early Bird 5: Invest $50,000+ within the first two weeks and receive 35% bonus shares.

Amount-Based Perks

Tier 1 Perk: Invest $1,000+ and receive a branded Slique Robotics travel kit – perfect for tech and travel enthusiasts.

Tier 2 Perk: Invest $5,000+ and receive a mini replica of the Slique security robot + 5% bonus shares.

Tier 3 Perk: Invest $10,000+ and receive a Slique logo'd custom leather backpack + 10% bonus shares.

Tier 4 Perk: Invest $20,000+ and receive an exclusive early VIP meeting and dinner with the Slique Robotics founders to learn about new products and launches + 15% bonus shares.

Tier 5 Perk: Invest $50,000+ and receive VIP attendance at a Slique Robotics event*, with live demonstrations and interaction with robotics experts + 20% bonus shares.

*Flights not included.

*Events to be scheduled after the close of the raise.

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

sliQue, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.80 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $380. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Description of Business:

sliQue, Inc. (or the "Company") offers a comprehensive suite of products and services designed to transform enterprise operations by integrating robotics, IoT, data analytics, and automation technologies. Our solutions empower businesses to streamline processes, enhance efficiency, and gain real-time insights, positioning them for success in the digital age.

Business Model:

sliQue operates as a Software-as-a-Service (SaaS) provider, offering a subscription-based platform that integrates and manages data from various IoT and robotics systems and develops machine learning algorithms for autonomous navigation. The Company's target customers include large enterprises and robotics-focused startups, with a strong focus on clients in the United States. As of 2024, sliQue has secured notable customers, including Caesars Entertainment and Georgia Pacific. The Company generates revenue through its subscription model, charging clients for access to its data integration services.

Corporate Structure:

sliQue, Inc. was incorporated in Nevada on September 22, 2022, and is structured as a C-corporation. The company is based in Las Vegas, Nevada, and has significant operations in Bangalore, India. sliQue Robotics India Private Ltd., wholly owned and managed by sliQue, Inc., has a leadership team with diverse expertise in technology, finance, and operations, driving the Company's mission to enhance the integration of robotics and IoT systems

Intellectual Property:

sliQue has developed proprietary technology through its DataBarn platform and is in the process of filing patents related to its data management algorithms. The Company is also seeking to protect its brand and technology through the application of trademarks and other intellectual property protections, ensuring its innovations remain competitive in the market.

Corporate History:

sliQue, Inc. was founded on September 22, 2022, in Nevada, with the goal of transforming how businesses manage and integrate robotics and IoT data. Since its inception, the Company has forged partnerships with leading technology providers to enhance its platform's capabilities, supporting businesses in adopting IoT and robotics technologies.

Competitors and Industry

Industry:

sliQue Robotics operates in the fields of IoT infrastructure, cloud computing, data analytics, and robotics. These industries represent a combined market opportunity of $2.17 trillion. sliQue's focus on integrating these diverse sectors through its DataBarn platform positions it as a competitive player. According to third-party sources, the global cloud computing market is valued at approximately $600 billion, the IoT infrastructure market at $1.17 trillion, the data analytics market at $350 billion, and the robotics market at $50 billion.

https://www.marketsandmarkets.com/Market-Reports/cloud-computing-market-234.html

https://www.statista.com/outlook/tmo/internet-of-things/worldwide

https://www.grandviewresearch.com/industry-analysis/big-data-industry#

https://www.statista.com/outlook/tmo/robotics/worldwide

Competitors:

sliQue competes with established robotics, IoT, and data integration players, such as Siemens, Rockwell Automation, Boston Dynamics, and PTC. These companies provide similar solutions for enterprise data management and automation.

However, sliQue differentiates itself through its flexible platform that can be easily integrated into existing enterprise systems. It provides a customized solution for clients looking to optimize their robotics and IoT systems.

Current Stage and Roadmap

Current Stage:

sliQue is currently in the growth phase, having exceeded $1 million in sales during 2024. The Company is evolving, having just released the DataBarn platform and expanding its client base, with plans to penetrate the U.S. market further. sliQue continues to improve its platform's features to meet the demands of the growing IoT and robotics sectors.

Roadmap:

We plan to introduce additional modules to our DataBarn platform, further enhancing its functionality for sectors like retail, hospitality, and smart building management. Planned updates include advanced machine learning models for predictive analytics and expanded HRMS and payment system capabilities.

Multi-Device Accessibility: Use DataBarn on desktop, tablet, or mobile devices.

Instant Messaging: Real-time chat for quick collaboration.

Inventory Management: Real-time tracking of materials and products.

IoT Integration: Connect all your devices to the DataBarn ecosystem for real-time alerts.

Revolutionary Robotics: We design advanced robotic systems that elevate your operational efficiency.

The Team

Officers and Directors

Name: Michael J. Tiquez-Kessler

Michael J. Tiquez-Kessler's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer & Chairman of The Board
  Dates of Service: May, 2024 - Present
  Responsibilities: Michael is the founder and CEO. Michael's role includes leading the team and focusing on innovative solutions for the clients. Does not receive salary but has received equity in the form of common stock in the company.

Other business experience in the past three years:

- Employer: Avatar Mattress Corporation
  Title: Board Member
  Dates of Service: January, 2018 - Present
  Responsibilities: Michael's role is solely an advisory role.

Other business experience in the past three years:

- Employer: Robotics Holdings, LLC
  Title: Chairman of the Board
  Dates of Service: November, 2023 - Present
  Responsibilities: Oversees strategic acquisition initiatives to identify promising robotics startups and integrate advanced technologies, expanding sliQue, Inc.'s presence in the automation sector. Focuses on M&A activities to support the mission of advancing robotics and automation globally.

Other business experience in the past three years:

- Employer: Shop Space
  Title: Founder & Chief Global Strategist
  Dates of Service: June, 2021 - January, 2023
  Responsibilities: Directed a team in creating high-traffic retail spaces for brands in hotels and resorts worldwide, enhancing customer engagement and brand exposure. Developed operational strategies to maximize consumer interactions with brand products in unique showroom settings.

Other business experience in the past three years:

- Employer: Greensource Mattress Removal & Recycling
  Title: Co-Founder
  Dates of Service: January, 2019 - August, 2022
  Responsibilities: Co-Founder

Other business experience in the past three years:

- Employer: HBS
  Title: Director Of Operations
  Dates of Service: December, 2015 - August, 2022
  Responsibilities: Director Of Operations

Other business experience in the past three years:

- Employer: HSI
  Title: CEO
  Dates of Service: October, 2010 - August, 2022
  Responsibilities: CEO

Name: Dr. Shiwon Song

Dr. Shiwon Song's current primary role is with INSEAD. Dr. Shiwon Song currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Financial Officer & Board Member
  Dates of Service: September, 2022 - Present
  Responsibilities: Financials. Does not receive salary or equity compensation from the Company.

Other business experience in the past three years:

- Employer: INSEAD
  Title: Assistant Professor
  Dates of Service: September, 2016 - Present
  Responsibilities: Researcher and teacher.

Name: Dr. Brandon S. Radow

Dr. Brandon S. Radow's current primary role is with Charleston Area Medical Center. Dr. Brandon S. Radow currently services 1-2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director and Investor
  Dates of Service: September, 2022 - Present
  Responsibilities: Brandon communicates with the CEO and discusses ideas and opportunities. Does not receive salary or equity compensation from the Company.

Other business experience in the past three years:

- Employer: Charleston Area Medical Center
  Title: Physician
  Dates of Service: October, 2023 - Present
  Responsibilities: Brandon works full time as an acute care surgeon.

Other business experience in the past three years:

- Employer: University Hospitals Cleveland Medical Center
  Title: Acute care surgeon
  Dates of Service: September, 2020 - September, 2023

Responsibilities: Brandon worked full time as an acute care surgeon.

Name: Adam M. Lava

Adam M. Lava 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: President & Board Member
  Dates of Service: March, 2023 - Present
  Responsibilities: Adam President of Slique and runs our strategic business initiatives . Does not receive salary but has received equity in the form of company common stock equity compensation from the Company.

Other business experience in the past three years:

- Employer: A.Lava and Son Co.
  Title: Owner/President
  Dates of Service: September, 1993 - April, 2023
  Responsibilities: Owner, sales manager, and product manager.

Name: Vaishnavi Murugan

Vaishnavi Murugan's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: EVP & Chief Operations Officer
  Dates of Service: December, 2022 - Present
  Responsibilities: Vaishnavi manages all the operational aspects and leads the Indian division. Vaishnavi ensures team management for seamless product development and Build the User interface and User experience for all the products. Receives an annual salary of $15,000 and holds 1% equity in the Company.

Other business experience in the past three years:

- Employer: Pratian
  Title: UI/UX and Business Analyst Intern
  Dates of Service: August, 2022 - November, 2022
  Responsibilities: Vaishnavi learned UI/UX and was performing all roles related to business analytics.

Other business experience in the past three years:

- Employer: Stellixir Biotech Pvt. Ltd
  Title: Research Intern
  Dates of Service: March, 2022 - May, 2022
  Responsibilities: internship

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall

not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change that may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $1,235,000 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the

value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product and services. Delays or cost overruns in the development of our product and services and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to the design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect

Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

sliQue, Inc. was formed on September 22nd, 2022. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth, and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. sliQue has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that this is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Intense Market Competition

The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape

Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Early Stage of Development:

sliQue Robotics is in the early launch to growth phase, having been founded in 2022. The company is still building its product, client base, and market presence. As such, it faces significant risks associated with early-stage companies, including uncertain product-market fit, scaling challenges, and potential cash flow issues. If the company fails to attract sufficient customers or funding, it may struggle to survive.

Competition:

sliQue operates in highly competitive industries, including cloud computing, IoT infrastructure, and robotics, where established players like Siemens, IBM, Rockwell Automation, and PTC dominate. Competing against large corporations with greater resources and brand recognition can be challenging for a smaller company like sliQue. If sliQue is unable to differentiate itself or secure a niche in the market, it may lose out to these larger competitors.

Technology Risk:

The company's business revolves around the ROSI CLOUD platform, which integrates IoT and robotics data. The success of sliQue hinges on the platform's ability to function seamlessly and efficiently. Any technical failures, integration issues, or security vulnerabilities could severely impact customer satisfaction and company reputation.

Customer Acquisition:

While sliQue claims to have secured customers like Caesars Entertainment and Georgia Pacific, it will need to continually expand its client base to ensure sustainable revenue growth. The sales cycle for enterprise software and IoT solutions can be long and resource-intensive, and failure to secure new clients quickly enough may strain the company's financials.

Dependence on Key Partnerships:

sliQue mentions partnerships with major technology companies such as Oracle, Google, and IBM. These partnerships are crucial for expanding its platform's capabilities and market presence. However, if these partnerships are not formalized or do not deliver as expected, sliQue's growth trajectory could be negatively affected.

Financial Risk:

The company has raised $450,000 to date, but further fundraising is critical to scaling its operations. If sliQue is unable to raise additional capital, it could face liquidity issues, which may hinder its ability to execute its growth plans.

Intellectual Property and Innovation Risk:

sliQue is developing proprietary technology for its ROSI CLOUD platform and plans to file patents. However, until those patents are granted, the company faces the risk of intellectual property theft or competition from firms with similar technologies. Moreover, innovations in the robotics and IoT space evolve rapidly, and there is always a risk that sliQue's technology could be overtaken by new developments.

Regulatory and Compliance Risk:

Operating in sectors like IoT and robotics comes with a complex regulatory landscape, particularly around data security and privacy. sliQue will need to navigate these regulations carefully, especially as it scales its operations internationally. Failure to comply with regulations could result in fines, lawsuits, or reputational damage.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Michael Tiquez-Kessler	3,818,000	Common Stock	76.36%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 325,000 of Common Stock.

Common Stock

The amount of security authorized is 10,001,000 with a total of 5,000,000 outstanding.

Voting Rights

1 vote per share

Material Rights

There are no material rights associated with Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $77,080.00

Number of Securities Sold: 360,000
Use of proceeds: Operating expenses including COGS and R&D.
Date: March 01, 2024
Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $393,440.00
  Number of Securities Sold: 4,918,000
  Use of proceeds: inventory and operating costs including R&D
  Date: July 08, 2024
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

We are confident that we will generate revenue during the next fiscal year and beyond. In a hypothetical situation in which we do not generate revenue and raise no additional funds (including any crowdfunding proceeds), we estimate that we continue the business for approximately one fiscal year before considering a major pivot from our current business proposition and strategy.

Foreseeable major expenses based on projections:

Our major expenses will be dedicated to securing strong partnerships and customers, which will involve hiring personnell for research and development and sales.

Future operational challenges:

Given the uncertainty in international relations and global political standing, we aim to diversify our supply chain network to emerging markets such as Vietnam and the Phillipines. We are also monitoring new opportunities to establish reliable and cost-efficient suppliers in the U.S.A.

Future challenges related to capital resources:

We are aware of the risks regarding exchange rates and import taxation that can significantly alter our cost estimations. We also expect that diversifying our supply chain can potentially mitigate the exposure to these risks.

Future milestones and events:

We are at the final stages of perfecting our IoT hardware devices and network system, which would excellerate our software subscription revenue. We also anticipate that the completion of our robot security system in partnership with Unitree Robotics will significantly boost our revenue potential.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of the end of September 2024, the Company has capital resources available in the form of $17,162.63 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

These funds are critical to the Company's growth plan and are required to support the hiring of more engineers and purchasing hardware on behalf of our customers.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary for the viability of the Company. Of the total funds that our Company has, approximately 95% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for approximately 18 months with minimal new revenue coming in. This is based on a current monthly burn rate of approximately $25,000 USD for expenses related to R&D expenditures of $15,000 USD, and other operating expenses of $10,000 USD (all approximate amounts).

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for approximately 3 years with minimal revenue generated from customers. This is based on a projected monthly burn rate of approximately $50,000 USD for expenses related to R&D expenditures of $20,000 USD, $20,000 USD related to sales and marketing, and operating expenses of $10,000 USD (all approximate amounts).

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has no other additional future sources of capital.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $19,000,000.00

Valuation Details:

This valuation has been determined on a fully diluted basis. No preferred stock is authorized or outstanding. There are no outstanding options, warrants, or other securities with a right to acquire shares. No shares are reserved for issuance under a stock plan.

Management performed the valuation internally, and no formal third-party valuation has been conducted.

Use of Proceeds

If we raise the Target Offering Amount of $9,997.80 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Research & Development
  30.0%
  We will use approximately 30% of the funds raised for market and customer research, new product development and market testing.

- Inventory
  5.0%
  We will use approximately 5% of the funds raised to purchase inventory for the Company's product in preparation of expansion.

- Company Employment
  30.0%
  We will use approximately 30% (most of which is included in R&D) of the funds to hire key personnel for daily operations, including the following roles: sales personnel, software, hardware, and network engineers. Wages to be commensurate with training, experience and position.

- Working Capital
  10.0%
  We will use approximately 10% of the funds for working capital to cover expenses for product expansion, etc., as well as the company's ongoing day-to-day operations.

- Marketing
  10.0%
  We will use approximately 10% of the funds to develop and implement comprehensive marketing strategies to increase brand awareness and drive sales. This includes online advertising, email marketing, public relations, trade shows, and other promotional activities.

- Operations
  8.5%
  We will use approximately 8.5% of the funds to enhance our operational infrastructure. This includes upgrading our technology systems, improving supply chain management, enhancing customer service capabilities, and ensuring compliance with industry regulations. Additionally, funds will be allocated for office space, utilities, and other operational expenses.

- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://databarn.com/ (https://slique.us/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/slique-robotics

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR sliQue, Inc.

[See attached]



sliQue, Inc. (the "Company")
a Nevada Corporation

Consolidated Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2023 & 2022

Table of Contents

INDEPENDENT ACCOUNTANT'S REVIEW REPORT	3
CONSOLIDATED STATEMENT OF FINANCIAL POSITION	4
CONSOLIDATED STATEMENT OF OPERATIONS	5
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY	6
CONSOLIDATED STATEMENT OF CASH FLOWS	7
NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS	8
NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES	8
NOTE 3 – RELATED PARTY TRANSACTIONS	11
NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS	11
NOTE 5 – LIABILITIES AND DEBT	12
NOTE 6 – EQUITY	12
NOTE 7 – SUBSEQUENT EVENTS	12



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: sliQue, Inc. Management

We have reviewed the accompanying financial statements of sliQue, Inc (the Company) which comprise the statement of consolidated financial position as of December 31, 2023 & 2022 and the related consolidated statements of operations, consolidated statement of changes in shareholders' equity, and consolidated statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
August 29, 2024

sliQue, Inc
CONSOLIDATED STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of December 31,	
	2023	2022
ASSETS		
Current Assets:		
Cash & cash equivalents	13,564	30,008
Accounts Receivable	-	-
Inventory	97,000	76,000
Total Current Assets	110,564	106,008
Non-Current Assets:		
Fixed Asset - net	1,171	-
Total Non-Current Assets	1,171	-
TOTAL ASSETS	111,735	106,008
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable	-	-
Taxes Payable	-	-
Total Current Liabilities	-	-
Non-Current Liabilities:		
Other Non-Current Liabilities	-	-
Total Non-Current Liabilities	-	-
TOTAL LIABILITIES	-	-
EQUITY		
Common Stock	5,000	5,000
Additional Paid in Capital	216,993	26,488
Accumulated Deficit	(110,258)	74,520
TOTAL EQUITY	111,735	106,008
TOTAL LIABILITIES AND EQUITY	111,735	106,008

sliQue, Inc
CONSOLIDATED STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

| | Year Ended December 31, | |
	2023	2022
Revenues		
Sales Revenue	36,000	-
Service Revenue	705	-
Discounts	18,000	-
Cost of goods sold	44,851	-
Gross Profit	(26,146)	-
Operating Expenses		
Contractors	35,426	-
Professional Fees	7,750	-
Payroll Expense	16,797	-
General and Administrative	98,618	1,680
Total Operating Expenses	158,591	1,680
Total Loss from Operations	(184,737)	(1,680)
Other Expense		
Interest Income	-	200
Total Other Income/Expense	-	200
Net Income (Loss)	(184,737)	(1,480)
Earnings Before Income Taxes, Depreciation, and Amortization	(184,737)	(1,480)
Depreciation	40	-
Net Income (Loss)	(184,778)	(1,480)

sliQue, Inc
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

See Accompanying Notes to these Unaudited Financial Statements

| | Common Stock | | APIC | Retained earnings | Total Shareholder's |
	# of Shares	$ Amount		(Deficit)	Equity
Beginning balance at 1/1/22	-	-	-	-	-
Issuance of Common Stock	5,000,000	5,000	26,488	-	31,488
Additional Paid in Capital	-	-	-	-	-
Prior period Adjustment	-	-	-	76,000	76,000
Net income (loss)	-	-	-	(1,480)	(1,480)
Ending balance at 12/31/22	5,000,000	5,000	26,488	74,520	106,008
Issuance of Common Stock	-			-	-
Additional Paid in Capital	-	-	190,505	-	190,505
Net income (loss)	-	-		(184,778)	(184,778)
Ending balance at 12/31/23	5,000,000	5,000	216,993	(110,258)	111,735

sliQue, Inc
CONSOLIDATED STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	**2022**
OPERATING ACTIVITIES		
Net Income (Loss)	(184,778)	(1,480)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	40	-
Accounts Receivable	-	-
Inventory	(21,000)	(76,000)
Accounts Payable	-	-
Taxes Payable	-	-
Prior period adjustment	-	76,000
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(20,960)	-
Net Cash provided by (used in) Operating Activities	(205,737)	(1,480)
INVESTING ACTIVITIES	-	-
Fixed Asset - net	(1,212)	-
Net Cash provided by (used in) Investing Activities	(1,212)	-
FINANCING ACTIVITIES		
Common Stock	-	5,000
Additional Paid in Capital	190,505	26,488
Net Cash provided by (used in) Financing Activities	190,505	31,488
Cash at the beginning of period	30,008	-
Net Cash increase (decrease) for period	(16,444)	30,008
Cash at end of period	13,564	30,008

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

sliQue, Inc ("the Company") was formed in Nevada on September 22nd, 2022. The Company plans to earn revenue using a SAAS platform leveraging AI technology that manages, integrates, and augments data regarding robotics and IoT devices. The Company's headquarters is in Las Vegas, Nevada. The Company's customers will be located all over the world, but its main focus is the United States.

The Company wholly owns two subsidiaries sliQue Robotics India Private, LTD and Robotics Holdings.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and has incurred losses in the most two recent years and may continue to realize losses for an unknown period of time. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Basis of Consolidation

The financials of the Company considers its wholly-owned subsidiaries, sliQue Robotics India Private, LTD and Robotics Holdings, which do not have activity.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2022 and December 31, 2023.

Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $134,564 and $30,008 in cash and cash equivalents as of December 31, 2023 and December 31, 2022, respectively.

Inventory

Inventory consisted primarily of raw materials, inventory in-transit and finished goods. Inventories are stated at the lower of cost or net realizable value utilizing the first-in, first-out method. Inventory at December 31, 2023 and December 31, 2022 balance was $97,000 and $76,000, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/23
Office Equipment	5	1,212	(40)	-	1,172
Grand Total	-	1,212	(40)	-	1,172

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will generate revenues by providing Robotics and IoT device platform subscriptions, selling IoT device hardware, selling after-service subscriptions, and earning robot sales commissions.

For Robotics and loT device platform subscription revenue, the Company's primary performance obligation is to maintain an acceptable level of software uptime for users. Payments will generally be collected at the beginning of each month.

For loT device hardware sales, the Company's primary performance obligation will be to deliver and install the product to the customer. Payments will generally be collected within 90 days from the time the customer is invoiced.

The Company will offer an "After service" subscription, which will be charged to the customer monthly. The Company's primary performance obligation will be to provide solutions to technical difficulties regarding the software. Payments will generally be collected at the beginning of each month.

The Company will introduce customers to robot distributor partners, generating commission revenue. Payments will generally be collected within 30 days from the time the Company invoices the robot distributor partner.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of bank fees, travel expenses, shipping, phone services, software and apps, and other general business expenses.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company currently does not have any liabilities or debt obligations.

NOTE 6 – EQUITY

The Company has authorized 10,001,000 of common shares with a par value of $0.001 per share. 5,000,000 shares were issued and outstanding as of 2022 and 2023.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through August 29, 2024, the date these financial statements were available to be issued. No events require recognition or disclosure.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

OVERVIEW ABOUT TERMS PRESS DISCUSSION INVESTING FAQS

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The "Everything App" for The Future of Business

sliQue Robotics, based in Las Vegas, Nevada, is an American technology company that designs and develops IoT hardware, enterprise software, robotic systems, and machine learning solutions for Enterprise.

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This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


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$3.80 Per Share

MIN INVEST
$497.80

VALUATION
$19M

REASONS TO INVEST

- sliQue Robotics can transform how businesses operate. Robots, IoT, and enterprise software integration are the future. Managing complex and fragmented systems can stifle growth and innovation. Our AI-driven solutions provide a user-friendly platform for seamless connectivity.

- sliQue Robotics' strategic relationships with market leaders, including NVIDIA, AWS, Microsoft, and Unitree, position us with an opporutnity to transform the autonomous ecosystem.

sliQue's team of entrepreneurs, researchers, engineers, and innovators blends real-world needs with emerging tech, driving customer demand to reshape the future.

TEAM



Michael Tiquez-Kessler • Chief Executive Officer & Chairman of The Board

As the Founder and CEO of sliQue, Inc., Michael drives innovation in IoT and robotics, transforming business practices. Based in Las Vegas and Bangalore, Michael is passionate about technology, human rights, and strategic growth, always seeking new knowledge and partnerships to advance their mission.

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Adam M. Lava • President & Board Member

Adam was co-owner of a 100 year old family business in the manufacturing industry. During his time with the company they grew to 700 plus employees and 3 manufacturing locations. They became leaders in the industry and trusted partners to both their large customer base and vendor network.

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Dr. Shiwon Song • Chief Financial Officer & Board Member

Dr. Shiwon Song, PhD and CFO of sliQue Robotics. With a deep expertise in financial strategy and risk management, Shiwon drives financial growth and ensures operational efficiency. Shiwon's mission is to maintain and enhance the company's fiscal health and stability.

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Sina Moghimi • Chief Technology Officer

Sina Moghimi, PhD leads a talented team in delivering innovative technology solutions that align with the company's strategic goals. Sina has successfully implemented groundbreaking systems, ensuring excellence in quality and performance.

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Vaishnavi Murugan • EVP & Chief Operating Officer

As Executive Vice President and COO at sliQue, Vaishnavi oversees operations and leads the Indian division. With expertise in UI/UX design and team management, Vaishnavi drives innovation and efficiency, ensuring top-tier product development and strategic execution.

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Dr. Brandon S. Radow • Board Member

Brandon is a physician and believes in the ability to improve the human experience through technology, data and knowledge.

Read Less

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THE PITCH

Empowering the Future of Business

sliQue Robotics integrates IoT, robotics and big data, enabling scalable automation through machine learning and computer vision. With proven solutions and relationships with market leaders, sliQue aims to transform automation, offering an exciting investment opportunity.


THE CHALLENGE
Complex integrations and fragmented technologies stifle innovation and drive-up costs
OUR SOLUTION
sliQue unifies robotics, IoT, and big data through AI-driven plug-and-play products, driving change for a smarter world


Complexity, Simplified!
PLUG & PLAY INTEGRATION
Unlock the full potential of technology with streamlined and actionable insights
TAILORED FOR TOMORROW
From predictive maintenance to smart reporting, sliQue adapts to any industry's needs
DARE TO INNOVATE
Eliminate inefficiencies and silos, enabling businesses to focus on growth and impact
AI

Bridging the Gap in Autonomous Innovation

Businesses aiming to implement autonomous systems face fragmented technologies and complex integrations, leading to high costs and slow innovation. Integrating machine learning, robotics, IoT, and big data requires specialized expertise and resources that many companies lack.



THE MARKET & OUR TRACTION

Driving Innovation in the $2 Trillion Autonomous Systems Market

We are witnessing the beginning of the fastest technological revolution in history, driven by artificial intelligence and automation. The global robotics and IoT application market is projected to exceed $2 trillion by 2030, creating unprecedented opportunities. As businesses rush to adopt these transformative technologies, they encounter increasing challenges in implementation and the management of growing complexity.

sliQue directly addresses these challenges with our streamlined and secure solution, enabling businesses to seamlessly deploy and manage their digital transformation. Our advanced data analytics capabilities convert vast amounts of operational data into actionable insights, helping companies boost efficiency and productivity while maintaining robust security standards.



We believe sliQue's products can accelerate the adoption of robotics and IoT applications, delivering transformative solutions across various industries. Our products address mission-critical operations in fields ranging from security and hospitality services to healthcare delivery, waste management, and smart building systems. This broad applicability demonstrates the scalability of our technology, supported by relationships with Fortune 500 customers who recognize the unique value and potential of sliQue's solutions. Our strong focus on research and development has fostered a robust pipeline of cutting-edge products.


Empowering Robotics & IoT
AI
CAPTURE EVERY MOMENT
Instant AI insights, optimized automation!
ELIMINATE THE UNKNOWN
Prevent bottlenecks, stay in the know!
ENHANCED SECURITY
Because your data belongs to you!
SMARTER ALLOCATION, UNSTOPPABLE GROWTH
Maximize human capital, reduce turnover!
INNOVATION THROUGH SCALABILITY
Scale fast, future-proof success!
SEAMLESS INTEGRATION
Effortless integration, rapid automation!

WHY INVEST

Empowering Freedom Through Innovation


Why Invest in sliQue Robotics?
THE SOLUTION FOR THE FUTURE OF AUTOMATION
sliQue simplifies automation with
AI-driven scalable solutions
for robotics and IoT
sliQue
LARGE ADDRESSABLE MARKET
Positioned in the $2T+ Autonomous Ecosystem with top-tier relationships
PROVEN SUCCESS
Fortune 500 clients, strong growth, and a visionary team driving innovation

Businesses today often face an overwhelming amount of data. Managing these complex systems feels like solving an intricate puzzle. sliQue's mission is to simplify this complexity. We empower people and organizations to unlock the full potential of their data, delivering seamless integration and actionable insights.

sliQue's product and services are helping to drive our autonomous future. By giving businesses, the tools to focus on what matters- growth and efficiency sliQue is delivering an extraordinary customer experience. Investing in sliQue Robotics means joining a visionary team that will try to drive this technological revolution. Funds will accelerate R&D, expand our market presence, and build a talented sales infrastructure. With strong traction and growth potential, sliQue Robotics offers a unique opportunity for the future of connected systems.

Join us in pioneering intelligent and easy-to-use solutions.



ABOUT

HEADQUARTERS

322 Karen Ave. #506
Las Vegas, NV 89109

WEBSITE

View Site ⬏

sliQue Robotics, based in Las Vegas, Nevada, is an American technology company that designs and develops IoT hardware, enterprise software, robotic systems, and machine learning solutions for Enterprise.

TERMS
sliQue

Overview

PRICE PER SHARE
$3.80

VALUATION
$19M

DEADLINE ⓘ
May. 1, 2025 at 6:59 AM UTC

FUNDING GOAL ⓘ
$10K - $1.24M

Breakdown

MIN INVESTMENT ⓘ
$497.80

OFFERING TYPE
Equity

MAX INVESTMENT ⓘ
$1,235,000

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
2,631

MAX NUMBER OF SHARES OFFERED
325,000

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Financials ^

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$111,735	$106,008
Cash & Cash Equivalents	$13,564	$30,008
Accounts Receivable	$0	$0
Short-Term Debt	$0	$0

Long-Term Debt	$0	$0
Revenue & Sales	$36,705	$0
Costs of Goods Sold	$44,851	$0
Taxes Paid	$0	$0
Net Income	-$184,778	-$1,480

Risks ⌃

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Loyalty Bonus | 50% Bonus Shares

If you are a predesignated community member of Slique Robotics, you are eligible for additional bonus shares. This includes previous investors, close customers, and friends and family of Slique Robotics.

Time-Based Perks

Early Bird 1: Invest $1,000 +within the first two weeks and receive 15% bonus shares.

Early Bird 2: Invest $5,000+ within the first two weeks and receive 20% bonus shares.

Early Bird 3: Invest $10,000+ within the first two weeks and receive 25% bonus shares.

Early Bird 4: Invest $20,000+ within the first two weeks and receive 30% bonus shares.

Early Bird 5: Invest $50,000+ within the first two weeks and receive 35% bonus shares.

Amount-Based Perks

Tier 1 Perk: Invest $1,000+ and receive a branded Slique Robotics travel kit – perfect for tech and travel enthusiasts.

Tier 2 Perk: Invest $5,000+ and receive a mini replica of the Slique security robot + 5% bonus shares.

Tier 3 Perk: Invest $10,000+ and receive a Slique logo'd custom leather backpack + 10% bonus shares.

Tier 4 Perk: Invest $20,000+ and receive an exclusive early VIP meeting and dinner with the Slique Robotics founders to learn about new products and launches + 15% bonus shares.

Tier 5 Perk: Invest $50,000+ and receive VIP attendance at a Slique Robotics event*, with live demonstrations and interaction with robotics experts + 20% bonus shares.

*Flights not included.

*Events to be scheduled after the close of the raise.

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

sliQue, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.80 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $380. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

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JOIN THE DISCUSSION



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HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.



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FAQS

How much can I invest?

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000 are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, they are limited to investing 10% of the greater of the two amounts.

When will I receive my shares?

At the close of an offering, all investors whose funds have "cleared" by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of "closes" or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be? ^

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment? ^

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+? ^

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

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1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

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Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

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StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

We've reimagined the traditional approach to technology. Sleek Robotics, based in Las Vegas Nevada is an American technology company that designs, manufactures, and sells IoT hardware, enterprise software, robotic systems, and AI and computer vision solutions.

As a product-based company, we at Sleek Robotics are committed to identifying pain points across industries and delivering transformative, user-friendly solutions. Our unwavering commitment to simplicity is at the core of our identity, driving our user-focused approach.

We understand that the best ideas need to win for all of us to succeed, including, you. We work tirelessly, putting us at the forefront of this revolution. A diverse group of forward thinkers fuels our creativity and innovation. Customer centricity is the catalyst for our solutions. But it's our agility, fearlessness, and execution that truly set us apart, allowing us to anticipate consumer demands beating the monolithic industry titans to market.

We prioritize meaningful research in emerging tech, which keeps us ahead and allows us to spot trends before they happen. Our engineering team is made up of arguably the brightest minds in their respective fields.

Businesses today are racing to adapt to the future. Managing change is challenging and feels like solving an intricate puzzle. At sleek, the mission is to simplify the unknown. We empower people and organizations to unlock their full potential!

Sleek is about freedom—freedom from outdated systems, inefficient processes, and technological silos. Investing in sleek Robotics means joining a visionary team that will drive this technological revolution. Funds will accelerate product development, expand our sales force, and onboard the brilliant people behind Sleek's hardcore culture. With significant growth potential, sleek Robotics offers a unique opportunity for connected systems' future.

Invest in change. Join Sleek in Pioneering a brighter tomorrow, today.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

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Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

FRANCISCO V. AGUILAR
Secretary of State

DEPUTY BAKKEDAHL
Deputy Secretary for
Commercial Recordings

STATE OF NEVADA



OFFICE OF THE
SECRETARY OF STATE

Commercial Recordings Division
401 N. Carson Street
Carson City, NV 89701
Telephone (775) 684-5708
Fax (775) 684-7138

North Las Vegas City Hall
2250 Las Vegas Blvd North, Suite 400
North Las Vegas, NV 89030
Telephone (702) 486-2880
Fax (702) 486-2888

Business Entity - Filing Acknowledgement

07/18/2024

Work Order Item Number:	W2024071802174 - 3813997
Filing Number:	20244193978
Filing Type:	Restated Articles
Filing Date/Time:	07/18/2024 21:07:42 PM
Filing Page(s):	4

Indexed Entity Information:

Entity ID: E26289002022-7   **Entity Name:** sliQue, Inc.

Entity Status: Active   **Expiration Date:** None

Non-Commercial Registered Agent

Lawrence Balanovsky

322 Karen Ave #506, Las Vegas, NV 89109, USA

The attached document(s) were filed with the Nevada Secretary of State, Commercial Recording Division. The filing date and time have been affixed to each document, indicating the date and time of filing. A filing number is also affixed and can be used to reference this document in the future.

Respectfully,

FRANCISCO V. AGUILAR
Secretary of State



FRANCISCO V. AGUILAR
Secretary of State
401 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov
www.nvsilverflume.gov



Filed in the Office of	Business Number E26289002022-7
[signature]	Filing Number 20244193978
Secretary of State State Of Nevada	Filed On 07/18/2024 21:07:42 PM
	Number of Pages 4

Certificate to Accompany Restated Articles or Amended and Restated Articles

(PURSUANT TO NRS)

USE BLACK INK ONLY - DO NOT HIGHLIGHT **ABOVE SPACE IS FOR OFFICE USE ONLY**

This Form is to Accompany Restated Articles or Amended and Restated Articles of Incorporation

(Pursuant to NRS 78.403, 82.371, 86.221, 87A, 88.355 or 88A.250)

(This form is also to be used to accompany Restated Articles or Amended and Restated Articles for Limited-Liability Companies, Certificates of Limited Partnership, Limited-Liability Limited Partnerships and Business Trusts)

1.Name of Nevada entity as last recorded in this office:

sliQue, Inc.

2. The articles are: (mark only one box) ☑ **Restated** ☐ **Amended and Restated**

Please entitle your attached articles "Restated" or "Amended and Restated," accordingly.

3. Indicate what changes have been made by checking the appropriate box:*

☐ No amendments; articles are restated only and are signed by an officer of the corporation who has been authorized to execute the certificate by resolution of the board of directors adopted on:
The certificate correctly sets forth the text of the articles or certificate as amended to the date of the certificate.

☐ The entity name has been amended.

☐ The registered agent has been changed. (attach Certificate of Acceptance from new registered agent)

☐ The purpose of the entity has been amended.

☑ The authorized shares have been amended.

☐ The directors, managers or general partners have been amended.

☐ IRS tax language has been added.

☐ Articles have been added.

☐ Articles have been deleted.

☐ Other. The articles or certificate have been amended as follows: (provide article numbers, if available)

4. Effective date and time of filing: (optional) Date: **07/19/2024** Time: **12:00 AM**

(must not be later than 90 days after the certificate is filed)

*This form is to accompany Restated Articles or Amended and Restated Articles which contain newly altered or amended articles. The Restated Articles must contain all of the requirements as set forth in the statutes for amending or altering the articles for certificates.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

Filed in the Office of	Business Number E26289002022-7
[signature] F.H. Aguilar Secretary of State State Of Nevada	Filing Number 20244193978
	Filed On 07/18/2024 21:07:42 PM
	Number of Pages 4

AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

SLIQUE, INC.

sliQue, Inc. (the "Corporation"), a corporation incorporated under the laws of the state of Nevada on July 18, 2024, hereby amends and restates its Articles of Incorporation, to embody in one document its original articles and the subsequent amendments thereto, pursuant to Sections 78.390 and 78.403 of the Nevada Revised Statutes.

These Amended and Restated Articles of Incorporation correctly set forth the text of the Corporation's Articles of Incorporation as amended up to and by these Amended and Restated Articles of Incorporation as follows:

FIRST: The name of the Corporation is: sliQue, Inc.

SECOND: The registered office in the State of Nevada is to be located at 322 Karen Ave, Unit 506, Las Vegas, NV 89109, and the Registered Agent shall be Lawrence Balanovsky, Esq.. The Corporation may also maintain an office or offices at such other places within or outside the State of Nevada, as it may from time to time determine. Corporate business of every kind and nature may be conducted, and meetings of directors and stockholders held outside the State of Nevada, the same as in the State of Nevada.

THIRD: The Corporation may engage in any lawful activity.

FOURTH: This Corporation is authorized to issue only one class of shares of stock, the total number of which is 10,001,000 shares, with $0.001 par value. Such stock may be issued by the Corporation from time to time by the Board of Directors thereof. The shares of stock shall be designated "*Common Stock*" and the holders thereof shall be entitled to one (1) vote for each share held by them, except as provided in the Bylaws of the Corporation.

FIFTH: The members of the governing board shall be styled Directors, and the number of

Directors shall not be less than one (1) pursuant to the terms of Nevada Revised Statutes ("*NRS*") '

78.115. The names and post office addresses of the first Board of Directors, which shall consist of

two (2) members, are as follows:

NAME	ADDRESS
Michael Tiquez-Kessler	5030 North Marine Dr., 2411, Chicago, IL, 60640, USA
Lawrence Balanovsky	322 Karen Ave #506, Las Vegas, NV, 89109, USA
Shiwon Song	100 Quai De La Rapee, Paris, 75001-2, FRA
Adam Lava	1260 Studio Ln, Riverwoods, IL, 60015, USA
Brandon Radow	1 34th St., St. Charleston, WV, 25304, USA

The number of Directors of this Corporation may from time to time be increased or

decreased as set forth hereinabove by an amendment to the By-Laws in that regard, and without the

necessity of amending these Articles of Incorporation.

The name and address of the President and Secretary is as follows:

NAME	ADDRESS
Michael Tiquez-Kessler	5030 North Marine Dr., 2411, Chicago, IL, 60640, USA

SIXTH: The capital stock of this Corporation, after the amount of the subscription price has

been paid in cash or in kind, shall be and remain non-assessable and shall not be subject to

assessment to pay debts of the Corporation.

SEVENTH: This Corporation shall have perpetual existence.

EIGHTH: No holder of any shares of the Corporation shall have any preemptive right to

purchase, subscribe for, or otherwise acquire any shares of the Corporation of any class now or

hereafter authorized, or any securities exchangeable for or convertible into such shares, or warrants

or other instruments evidencing rights or options to subscribe for, purchase, or otherwise acquire

such shares.

<u>NINTH</u>: This Corporation shall not be governed by the provisions of NRS 78.378 to 78.3793, inclusive or 78.411 to 78.444, inclusive.

<u>TENTH</u>: No Director or Officer shall be personally liable to this Corporation or any stockholder for damages for breach of fiduciary duty as a Director or Officer, except that this ARTICLE TENTH shall not eliminate or limit the liability of a Director or Officer for (i) acts or omissions which involve intentional misconduct, fraud, or a knowing violation of law or (ii) the payment of dividends in violation of NRS 78.300. If the Private Corporations law of Nevada is hereafter amended or interpreted to eliminate or limit further the personal liability of directors or officers, then the liability of all Directors and Officers shall be eliminated or limited to the full extent then so permitted. Neither the amendment nor repeal of this ARTICLE TENTH, nor the adoption of any provision of these Articles of Incorporation inconsistent with this ARTICLE TENTH, shall eliminate or reduce the effect of ARTICLE TENTH in respect of any act or omission that occurred prior to such amendment, repeal, or adoption of an inconsistent provision.

All expenses incurred by Officers or Directors in defending a civil or criminal action, suit, or proceeding, must be paid by the Corporation as they are incurred in advance of a final disposition of the action, suit, or proceeding, upon receipt of an undertaking by or on behalf of a Director or Officer to repay the amount if it is ultimately determined by a court of competent jurisdiction, that he or she did not act in good faith, and in the manner he or she reasonably believed to be or not opposed to the best interests of the Corporation.

EXECUTED this 18th day of July, 2024.



DocuSigned by:

5D5C8E70D7E743A...

DS

sliQue, Inc. sliQue Nevada

Michael Tiquez-Kessler, President and Secretary